Exhibit 99.1

Precision Drilling Corporation
First Quarter Report for the three months ended March 31, 2015 and 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the three month period ended March 31, 2015 of Precision Drilling Corporation (“Precision” or the “Corporation”) prepared as at April 24, 2015 focuses on the unaudited Interim Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with the Corporation’s 2014 Annual Report, Annual Information Form, unaudited March 31, 2015 Interim Consolidated Financial Statements and related notes and the cautionary statement regarding forward-looking information and statements on page 13 of this report.

SELECT FINANCIAL AND OPERATING INFORMATION

Adjusted EBITDA and funds provided by operations are additional GAAP measures.  See “ADDITIONAL GAAP MEASURES”.

Financial Highlights
	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2015	2014	% Change
Revenue	512,120	672,249	(23.8)
Adjusted EBITDA	163,384	237,274	(31.1)
Net earnings	24,033	101,557	(76.3)
Cash provided by operations	215,138	170,127	26.5
Funds provided by operations	155,186	231,393	(32.9)
Capital spending:
Expansion	197,317	68,185	189.4
Upgrade	19,943	19,857	0.4
Maintenance and infrastructure	8,562	17,957	(52.3)
Proceeds on sale	(2,876)	(7,257)	(60.4)
Net capital spending	222,946	98,742	125.8

Earnings per share:
Basic	0.08	0.35	(77.1)
Diluted	0.08	0.35	(77.1)
Dividends paid per share	0.07	0.06	16.7

Operating Highlights
	Three months ended March 31,
	2015	2014	% Change
Contract drilling rig fleet	323	330	(2.1)
Drilling rig utilization days: Canada	6,230	11,384	(45.3)
U.S.	7,197	8,473	(15.1)
International	1,134	990	14.5
Service rig fleet	177	222	(20.3)
Service rig operating hours	48,001	82,564	(41.9)

Financial Position
(Stated in thousands of Canadian dollars, except ratios)	March 31, 2015	December 31, 2014
Working capital	584,487	653,630
Long-term debt(1)	2,009,970	1,852,186
Total long-term financial liabilities	2,038,063	1,881,275
Total assets	5,492,647	5,308,996
Long-term debt to long-term debt plus equity ratio(1)	0.45	0.43
(1)	Net of unamortized debt issue costs.

Net earnings this quarter were $24 million, or $0.08 per diluted share, compared to net earnings of $102 million, or $0.35 per diluted share, in the first quarter of 2014.

Revenue this quarter was $512 million, or 24% lower than the first quarter of 2014.  The decrease of $160 million was primarily due to a year-over-year decrease in activity from our North America contract drilling operations and our Completion and Production Services segment.  Revenue from our Contract Drilling Services and Completion and Production Services segments both decreased over the comparative prior year period by 22% and 36%, respectively.

Earnings before income taxes, finance charges, foreign exchange, and depreciation and amortization (adjusted EBITDA see “Additional GAAP Measures”) this quarter were $163 million or 31% lower than the first quarter of 2014.

Adjusted EBITDA as a percent of revenue was 32% this quarter, compared to 35% in the first quarter of 2014.  The decrease in adjusted EBITDA as a percent of revenue was mainly due to decreased activity in our Contract Drilling Services segment, decreased activity and lower pricing in our Completion and Production Services segment and costs associated with restructuring, which were $7 million this quarter.  Our activity for the quarter, as measured by drilling rig utilization days, decreased 45% in Canada and 15% in the U.S. and increased 15% internationally, compared to the first quarter of 2014.

Our current expected capital plan for 2015 is $506 million, an increase of $39 million compared to the $467 million capital plan announced in February 2015.  The increase relates to changes in the forecasted foreign exchange rates on U.S. dollar denominated capital.  Of the 17 new-build contracted drilling rigs scheduled for delivery in 2015 (13 in the U.S., three in Canada and one internationally) ten were delivered in the first quarter.  After delivery of the remaining seven contracted new-build rigs in 2015, Precision’s drilling rig fleet will consist of 330 drilling rigs, including 234 Tier 1 rigs, 74 Tier 2 rigs and 22 PSST rigs.  For the Tier 1 rigs, 122 will be in Canada, 106 in the U.S. and six internationally.

On April 24, 2015 the Board of Directors declared a dividend of $0.07 per common share payable on May 29, 2015 to shareholders of record on May 15, 2015.

Our portfolio of term customer contracts, a scalable operating cost structure and economies achieved through vertical integration of the supply chain all help us manage our business through the industry cycles.

Precision’s strategic priorities for 2015 are as follows:

1.
Work with our customers to lower well costs – Deliver High Performance, High Value services to customers to create maximum efficiency and lower risks for drilling programs.  Utilize our unique platform of Tier 1 assets, geographically diverse operations and highly efficient service offering to deliver cost-reducing solutions.  Grow our cost-reducing integrated directional drilling service with the Schlumberger alliance.

2.
Maximize cost efficiency throughout the organization – Continue to leverage Precision’s scale to reduce costs and deliver High Performance.  Maximize the benefits of the variable nature of operating and capital expenses.  Maintain an efficient corporate cost structure by optimizing systems for assets, people and business management.  Maintain our uncompromising focus on worker safety, premium service quality and employee development.

3.
Reinforce our competitive advantage – Gain market share as Tier 1 assets remain most in demand rigs.  High-grade our active rig fleet by delivering new-build rigs and maximizing customer opportunities to utilize High Performance assets.  Deliver consistent, reliable, High Performance service.  Retain and continue to develop the industry’s best people.

4.
Manage liquidity and focus activities on cash flow generation.   Monitor working capital, debt and liquidity ratios.  Maintain a scalable cost structure that is responsive to changing competition and market demand.  Adjust capital plans according to utilization and customer demand.

For the first quarter of 2015, there has been a dramatic drop in the average prices of oil and natural gas compared with the averages from 2014.

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	48.74	98.65	93.06
Natural gas
Canada
AECO (per MMBtu) (CDN$)	2.78	5.49	4.45
United States
Henry Hub (per MMBtu) (US$)	2.86	5.06	4.33

Summary for the three months ended March 31, 2015:

•     We realized operating earnings (see “Additional GAAP Measures”) this quarter of $47 million a decrease of $85 million from the first quarter 2014 operating earnings of $132 million.  Operating earnings were negatively impacted by the decrease in drilling activity in our Canadian and U.S. operations and lower activity and pricing in our Completion and Production Services segment, partially offset by improved performance in our international drilling division.

•     General and administrative expenses this quarter were $46 million, $6 million higher than the first quarter of 2014.  The increase was due to restructuring costs and the effect of the weakening Canadian dollar on our U.S. dollar denominated expenses.

•     During the quarter we incurred restructuring costs totaling $7 million.  These costs were primarily the result of consolidating three North American operating facilities and reducing our salaried workforce by 14% since December 31, 2014.  Our total workforce as of April 24, 2015 is down approximately 2,200 from 7,834 on December 31, 2014 and a portion of this decline is caused by seasonally low activity in Canada during spring break- up.

•    Net finance charges were $20 million, a decrease of $5 million compared with the first quarter of 2014.  During the quarter we recognized $14 million in interest revenue related to an income tax dispute settlement partially offset by interest expense from the issuance of US$400 million of 5.25% Senior Notes on June 3, 2014 and the effect of the weakening Canadian dollar on our U.S. dollar denominated interest.

•    Average revenue per utilization day for contract drilling rigs increased slightly in the first quarter of 2015 to $23,515 from the prior year first quarter of $22,773 in Canada and in the U.S. to US$25,180 from US$24,146.  The increase in revenue rates for Canada is primarily due to a higher percentage of Tier 1 rigs operating offset by competitive pricing in some rig segments compared to the prior year quarter.  The increase in revenue rates for the U.S. is primarily due to a higher percentage of revenue from Tier 1 rigs compared to the prior year quarter and idle-but-contracted payments, partially offset by decreased turnkey revenue in the current quarter.  Turnkey revenue for the first quarter of 2015 was US$10 million compared with US$17 million in the 2014 comparative period.  Within the Completion and Production Services segment, the average hourly rate for service rigs was $837 in the first quarter of 2015 compared to $882 in the first quarter of 2014.  The decrease in the average hourly rate is the result of pricing pressure across all service rig classes and the absence of our U.S. coil tubing assets, disposed in the fourth quarter of 2014.

•    Average operating costs per utilization day for drilling rigs increased in the first quarter of 2015 to $11,497 from the prior year first quarter of $10,230 in Canada while in the U.S. costs decreased to US$13,940 in 2015 from US$14,495 in 2014.  The cost increase in Canada was primarily due to an increase in crew labour rates and less activity to cover the portion of our operating costs that are fixed in nature, while the decrease in the U.S. was due to lower turnkey activity.

•    We realized revenue from international contract drilling of $61 million in the first quarter of 2015, a $19 million increase over the prior year period due to expansion in the Middle East with three new build rigs deployed in 2014 and one rig deployed to Georgia in the middle of the quarter.  Average revenue per utilization day in our international contract drilling business was US$42,969 an increase of 10% over the comparable prior year quarter.  The increase was the result of new rigs added during 2014 and the first quarter of 2015.

•    Directional drilling services realized revenue of $15 million in the first quarter of 2015 compared with $34 million in the prior year period.  The decrease from the prior year period was due to lower industry drilling activity in Canada and the U.S.

•    Funds provided by operations in the first quarter of 2015 were $155 million, a decrease of $76 million from the prior year comparative quarter of $231 million.  The decrease was primarily the result of lower activity levels.

•    Capital expenditures for the purchase of property, plant and equipment were $226 million in the first quarter, an increase of $120 million over the same period in 2014.  Capital spending for the first quarter of 2015 included $197 million for expansion capital, $20 million for upgrade capital and $9 million for the maintenance of existing assets and infrastructure spending.

•    On April 7, 2015 we received payment from the Ontario Minister of Revenue of $69 million representing $55 million owed to us on a reassessment of income tax, recorded as income tax recoverable on the consolidated statement of financial position plus interest of $14 million.

•    During the quarter we increased access to our revolving term credit facility by receiving temporary covenant relief from our senior lending group.  The covenant changes, effective until December 31, 2016, included increasing total debt to Adjusted EBITDA, as defined in the debt agreement, to 6:1 from 4:1 and reducing Adjusted EBITDA to interest expense from 2.75:1 to 2.50:1.

OUTLOOK

Contracts
Our portfolio of term customer contracts provides a base level of activity and revenue and, as of April 24, 2015, we had term contracts in place for an average of 47 rigs in Canada, 51 in the U.S. and 12 internationally for the second quarter of 2015 and an average of 45 rig contracts in Canada, 48 in the U.S. and 11 internationally for the full year in 2015.  In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access.  In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity
In the U.S., our average active rig count in the first quarter was 80 rigs, down 14 rigs over the first quarter in 2014 and down 20 rigs over the fourth quarter of 2014.  We currently have 56 rigs active in the U.S.

In Canada, our average active rig count in the first quarter was 69 rigs, a decrease of 57 rigs over the first quarter in 2014 and down 24 rigs over the fourth quarter of 2014. We currently have 19 rigs active in Canada.

In general we expect lower drilling activity levels and pricing pressure on spot market rigs in North America as significantly lower oil prices have caused producers to meaningfully reduce drilling budgets.  We expect Tier 1 rigs to remain the preferred rigs of producers in the North American market and for us to benefit from our completed fleet enhancements over the past several years as well as recent and scheduled delivery of contracted new-build and upgraded rigs to the North American market in 2015.

Internationally, our average active rig count in the quarter was 13 rigs, up two rigs over the first quarter in 2014 and up one rig over the fourth quarter of 2015.  During the quarter we began operations in the country of Georgia with an upgraded 2,000 horsepower rig.  We expect to deliver a new-build rig to begin operations in Kuwait in mid-2015.

Industry Conditions
Industry drilling activity in the U.S. continues to decline with the active rig count down over 900 rigs since the industry peak in November 2014, according to industry sources.  Since the peak, the active rig count has declined for 22 consecutive weeks.  The active rig count in Canada continues to trend lower in 2015 compared to last year and is currently well below levels experienced at this time last year.  According to industry sources, as of April 24, 2015, the U.S. active land drilling rig count was down approximately 50% from the same point last year and the Canadian active land drilling rig count was down approximately 53%.  The decrease in the North American rig count has been caused by lower spending by producers as a result of weaker oil and natural gas prices.

To date in 2015, approximately 45% of the Canadian industry’s active rigs and 79% of the U.S. industry’s active rigs were drilling for oil targets, compared to 63% for Canada and 81% for the U.S. at the same time last year.

Capital Spending
Capital spending in 2015 is expected to be $506 million:

•
The 2015 capital expenditure plan includes $385 million for expansion capital, $78 million for sustaining and infrastructure expenditures, and $43 million to upgrade existing rigs. We expect that the $506 million will be split $500 million in the Contract Drilling Services segment and $6 million in the Completion and Production Services segment.

•
Precision’s expansion capital plan for 2015 includes the completion of 17 new-build contracted drilling rigs to be delivered in the first three quarters of the year,  13 for the U.S., three for Canada and one for Kuwait.  Eleven of the 2015 new-build rigs have been delivered to date, two in Canada and nine in the U.S.

The 13 rigs for the U.S. are all Super Triple rigs and are scheduled to be delivered to multiple unconventional basins for five different customers.  The new-build rigs in Canada are ST-1200 rigs for three different customers.  The Kuwait new-build is a ST-1500 rig and is expected to be delivered in June.

Following is a new-build delivery schedule for expected deliveries in 2015.  All of the rigs shown on the table below are backed by customer contracts.

	2015
	Q1	Q2	Q3	Q4	Total
Rig Deliveries
Canada	2	-	1	-	3
U.S.	8	5	-	-	13
International	-	1	-	-	1
	10	6	1	-	17

•	The 2015 capital plan includes minimal rig upgrades and will vary depending on the scope of the upgrades and customer demand.

•	Precision’s sustaining and infrastructure capital plan is based upon currently anticipated activity levels for 2015.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: the Contract Drilling Services segment which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment which includes the service rig, snubbing, coil tubing, rental, camp and catering and wastewater treatment divisions.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2015	2014	% Change
Revenue:
Contract Drilling Services	448,065	571,922	(21.7)
Completion and Production Services	66,082	103,065	(35.9)
Inter-segment eliminations	(2,027)	(2,738)	(26.0)
	512,120	672,249	(23.8)

Adjusted EBITDA:(1)
Contract Drilling Services	183,119	239,698	(23.6)
Completion and Production Services	7,057	19,453	(63.7)
Corporate and other	(26,792)	(21,877)	22.5
	163,384	237,274	(31.1)
 (1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES
	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2015	2014	% Change
Revenue	448,065	571,922	(21.7)
Expenses:
Operating	251,239	318,907	(21.2)
General and administrative	13,707	13,317	2.9
Adjusted EBITDA (1)	183,119	239,698	(23.6)
Depreciation	103,831	92,111	12.7
Operating earnings (1)	79,288	147,587	(46.3)
Operating earnings as a percentage of revenue	17.7%	25.8%
Drilling rig revenue per utilization day in Canada	23,515	22,773	3.3
Drilling rig revenue per utilization day in the United States(2)(US$)	25,180	24,146	4.3
Drilling rig revenue per utilization day in International (US$)	42,969	38,930	10.4
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days and lump sum payouts.

	Three months ended March 31,
Canadian onshore drilling statistics:(1)	2015		2014
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	176	777	189	816
Drilling rig operating days (spud to release)	5,457	24,820	10,054	44,777
Drilling rig operating day utilization	35%	35%	59%	61%
Number of wells drilled	467	1,783	950	3,451
Average days per well	11.7	13.9	10.6	13.0
Number of metres drilled (000s)	1,031	4,705	1,834	7,659
Average metres per well	2,207	2,639	1,930	2,219
Average metres per day	189	190	182	171
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2015		2014
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended March 31:	80	1,353	94	1,724
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Revenue from Contract Drilling Services was $448 million this quarter, or 22% lower than the first quarter of 2014, while adjusted EBITDA decreased by 24% to $183 million.  The decreases were mainly due to lower drilling rig utilization days in our Canadian and U.S. contract drilling businesses partially offset by higher average day rates in Canada and the U.S. along with higher activity in our international drilling business.

Drilling rig utilization days in Canada (drilling days plus move days) were 6,230 during the first quarter of 2015, a decrease of 45% compared to 2014 primarily resulting from the decrease in industry activity resulting from lower commodity prices.  Drilling rig utilization days in the U.S. were 7,197 or 15% lower than the same quarter of 2014.  The decrease in U.S. activity was primarily due to lower demand from customers and reduced industry activity.  The majority of our North American activity came from oil and liquids-rich natural gas related plays.  Drilling rig utilization days in our international business were 1,134 or 15% higher than the same quarter of 2014 due to contracted rigs added in Kuwait and Saudi Arabia in 2014 and the country of Georgia in the first quarter of 2015 partially offset by lower activity in Mexico.

Compared to the same quarter in 2014, drilling rig revenue per utilization day was up 4% in the U.S. while Canada was up 3% and international was up 10%.  The increase in average dayrates for the U.S. was driven by improved rig mix with a higher percentage of Tier 1 rigs running and idle-but-contracted payments, partially offset by lower turnkey revenue.  In Canada, the dayrate increase was the result of a change in rig mix offset by competitive pricing in some rig segments compared to the prior year quarter.  The average international day rate is up as we are realizing a higher percentage of our fleet utilization from our Middle East operations.

 In the U.S., 70% of utilization days were generated from rigs under term contract as compared to 61% in the first quarter of 2014.  In Canada, 45% of utilization days in the quarter were generated from rigs under term contract, compared to 40% in the first quarter of 2014.  Internationally 100% of utilization days were generated from rigs under term contract.  At the end of the quarter, we had 49 drilling rigs under contract in Canada, 53 in the U.S. and 13 internationally.

Operating costs were 56% of revenue for the quarter, which was in-line with the prior year period.  On a per utilization day basis, operating costs for the drilling rig division in Canada were higher than the prior year primarily because of fixed costs over a lower utilization base and increase in crew labour rates.  In the U.S., operating costs for the quarter on a per day basis were down from the first quarter of 2014 primarily as a result of lower turnkey activity.  Internationally operating costs in U.S. dollars for the quarter on a per day basis were in-line with the first quarter of 2014.

Depreciation expense in the quarter was 13% higher than in the first quarter of 2014 due to depreciation associated with new equipment.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES
	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2015	2014	% Change
Revenue	66,082	103,065	(35.9)
Expenses:
Operating	53,977	78,984	(31.7)
General and administrative	5,048	4,628	9.1
Adjusted EBITDA(1)	7,057	19,453	(63.7)
Depreciation	8,758	11,428	(23.4)
Operating earnings (loss)(1)	(1,701)	8,025	(121.2)
Operating earnings (loss) as a percentage of revenue	(2.6%)	7.8%
Well servicing statistics:
Number of service rigs (end of period)	177	222	(20.3)
Service rig operating hours	48,001	82,564	(41.9)
Service rig operating hour utilization	29.2%	41.1%
Service rig revenue per operating hour(2)	837	882	(5.1)
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Prior year comparative has been changed to conform with the current year calculation.

Revenue from Completion and Production Services was down $37 million or 36% compared to the first quarter of 2014 due to lower activity levels in all service lines and lower average rates.  In response to lower oil prices, customers curtailed spending and activity including well completion and production programs.  Revenue was also negatively impacted by the sale of our U.S. coil tubing operations in the fourth quarter of last year.  Well servicing activity in the first quarter was down 42% from the first quarter of 2014.   Approximately 79% of our first quarter Canadian service rig activity was oil related.

During the quarter, Completion and Production Services generated 87% of its revenue from Canadian and 13% from U.S. operations.

Average service rig revenue per operating hour in the first quarter was $837 or $45 lower than the first quarter of 2014.  The decrease was primarily the result of industry pricing pressure and the sale of our U.S. coil tubing assets which generally received a higher rate per hour.

Adjusted EBITDA was $7 million or $12 million lower than the first quarter of 2014 due to a decline in activity and pricing.

Operating costs as a percentage of revenue increased to 82% in the first quarter of 2015, from 77% in the first quarter of 2014. Operating costs per service rig operating hour were higher than in the first quarter of 2014 due to a combination of restructuring costs and lower activity to cover fixed costs.

Depreciation in the quarter was 23% lower than the first quarter of 2014 because of the decommissioning of assets in the fourth quarter of 2014 and the disposal of our U.S. coil tubing assets.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had an adjusted EBITDA loss of $27 million for the first quarter of 2015, $5 million more than 2014 comparative period due to $2 million in restructuring costs and the impact of a weakening Canadian dollar versus the U.S. dollar.

OTHER ITEMS

Net financial charges for the quarter were $20 million, a decrease of $5 million from the first quarter of 2014.  During the quarter we recognized $14 million in interest revenue related to an income tax settlement partially offset by interest expense from the issuance of US$400 million of 5.25% Senior Notes on June 3, 2014 and the effect of the weakening Canadian dollar on our U.S. dollar denominated interest.  We had a foreign exchange gain of $28 million during the first quarter of 2015 due to the weakening of the Canadian dollar versus the U.S. dollar, which affected the net U.S. dollar denominated monetary position in the Canadian dollar-based companies.

Income tax expense for the quarter was $32 million compared with an expense of $9 million in the same quarter in 2014. Income tax expense is recognized based on the income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period.

In August 2014 the Ontario Court of Appeal ruled in favour of Precision’s wholly owned subsidiary, reversing a decision by the Ontario Superior Court of Justice in June 2013 regarding the reassessment of Ontario income tax for the subsidiary’s 2001 through 2004 taxation years. The Ontario Minister of Revenue made an application to the Supreme Court of Canada seeking leave to appeal this decision.  On March 5, 2015, the Supreme Court of Canada brought the appeal process to an end and we have reflected the $55 million paid to the Ontario tax authorities in 2008, related to the reassessed taxation years, as a current receivable.  Subsequent to quarter end, we received payment for this balance plus interest totaling $69 million.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, regardless of where we are in the business cycle.

We apply a disciplined approach to managing and tracking results of our operations to keep costs down. We maintain a variable cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

In June 2014 we issued US$400 million of 5.25% Senior Notes due in 2024 in a private offering.  The Notes are guaranteed on a senior unsecured basis by current and future U.S. and Canadian subsidiaries that also guarantee our revolving credit facility and certain other indebtedness.

In addition, we amended our credit agreement governing our revolving credit facility to, among other things, voluntarily reduce the size of the revolving credit facility from US$850 million to US$650 million and extend the maturity to June 3, 2019.

As at March 31, 2015 we had $2,039 million outstanding under our senior unsecured notes.  The current blended cash interest cost of our debt is approximately 6.2%.

Amount	Availability	Used for	Maturity
Senior facility (secured)
US$650 million (extendible, revolving term credit facility with US$250 million accordion feature)	Drawn US$26 million in outstanding letters of credit	General corporate purposes	June 3, 2019
Operating facilities (secured)
$40 million	Undrawn, except $22 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$25 million	Undrawn, except US$13 million in outstanding letters of credit	Letters of credit
Senior notes (unsecured)
$200 million	Fully drawn	Debt repayment	March 15, 2019
US$650 million	Fully drawn	Debt repayment and general corporate purposes	November 15, 2020
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024

Covenants

Senior Facility
The revolving term credit facility requires that we comply with certain financial covenants including leverage ratios of consolidated senior debt to earnings before interest, taxes, depreciation and amortization as defined in the agreement (Adjusted EBITDA) of less than 3:1 and consolidated total debt to Adjusted EBITDA of less than 4:1 for the most recent four consecutive fiscal quarters.  During the quarter we received temporary relief for a period up to and including December 31, 2016 for the ratio of consolidated total debt to Adjusted EBITDA whereby the ratio of less than 4:1 is increased to less than 6:1.  For purposes of calculating the leverage ratios, consolidated total debt includes all outstanding secured and unsecured indebtedness, while consolidated senior debt only includes secured indebtedness. EBITDA as defined in our revolving term facility agreement differs from Adjusted EBITDA as defined under Additional GAAP Measures by the exclusion of bad debt expense and certain foreign exchange amounts.  As at March 31, 2015 our consolidated senior debt to EBITDA ratio was 0.1:1 while our consolidated total debt to EBITDA ratio was 2.9:1.

Under the revolving credit facility we are also required to maintain an interest to Adjusted EBITDA coverage ratio, calculated as Adjusted EBITDA to interest expense, of greater than 2.75:1 for the most recent four consecutive fiscal quarters.  During the quarter we received temporary relief for a period up to and including December 31, 2016 for the interest to Adjusted EBITDA coverage ratio whereby ratio of greater than 2.75:1 is reduced to greater than 2.5:1.

In addition, the revolving credit facility contains certain covenants that place restrictions on our ability to incur or assume additional indebtedness; dispose of assets; pay dividends, share redemptions or other distributions; change its primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements. At Mach 31, 2015, we were in compliance with the covenants of the revolving credit facility.

Senior Notes
The senior notes require that we comply with certain financial covenants including an interest to EBITDA coverage ratio of greater than 2.5:1 for the most recent four consecutive fiscal quarters.

In addition, the senior  notes contain certain covenants that limit our ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; make restricted payments (including the payment of dividends); create or permit to exist restrictions on our ability or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and engage in transactions with affiliates. At March 31, 2015, we were in compliance with the covenants of our senior notes.

Hedge of investments in U.S. operations

Effective January 1, 2015 we have included the US$400 million of 5.25% Senior Notes due in 2024 as a designated hedge of our investment in our U.S. operations and now all of our U.S. dollar denominated Senior notes are designated as a hedge against our investment in our U.S. operations. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in earnings.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)
		2014		2015
Quarters ended	June 30	September 30	December 31	March 31
Revenue	475,174	584,590	618,525	512,120
Adjusted EBITDA(1)	129,695	199,390	234,011	163,384
Net earnings (loss):	(7,174)	52,813	(114,044)	24,033
Per basic share	(0.02)	0.18	(0.39)	0.08
Per diluted share	(0.02)	0.18	(0.39)	0.08
Funds provided by operations(1)	97,805	196,217	172,059	155,186
Cash provided by operations	228,412	146,733	134,887	215,138
Dividends paid per share	0.06	0.06	0.07	0.07

(Stated in thousands of Canadian dollars, except per share amounts)		2013		2014
Quarters ended	June 30	September 30	December 31	March 31
Revenue	378,898	488,450	566,909	672,249
Adjusted EBITDA(1)	88,248	137,660	197,744	237,274
Net earnings:	473	29,443	67,921	101,557
Per basic share	0.00	0.11	0.24	0.35
Per diluted share	0.00	0.10	0.24	0.35
Funds provided by operations(1)	33,791	127,684	155,816	231,393
Cash provided by operations	182,345	88,341	94,452	170,127
Dividends paid per share	0.05	0.05	0.06	0.06
(1) See “ADDITIONAL GAAP MEASURES”.

ADDITIONAL GAAP MEASURES

We reference Generally Accepted Accounting Principles (GAAP) measures that are not defined terms under International Financial Reporting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA
We believe that adjusted EBITDA (earnings before income taxes, financing charges, foreign exchange, and depreciation and amortization) as reported in the Consolidated Statement of Earnings is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Operating Earnings
We believe that operating earnings, as reported in the Consolidated Statements of Earnings, is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation.

Funds Provided by Operations
We believe that funds provided by operations, as reported in the Consolidated Statements of Cash Flow is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").
In particular, forward looking information and statements include, but are not limited to, the following:
•	our capital expenditure plans for 2015, which includes the amounts expected to be allocated for expansion capital, sustaining and infrastructure expenditures and upgrading existing rigs;
•	the expected composition of our rig fleet and its geographic distribution following the delivery of the seven remaining contracted new build rigs in 2015;
•	the payment of our declared quarterly dividend;
•	our strategic priorities for 2015;
•	our expectations regarding lower drilling activity levels and pricing
•	pressure on spot market rigs in North America;
•	our expectations regarding Tier 1 rigs remaining the preferred rigs in
•	the North American market and our ability to benefit from this demand
•	due to the enhancements we have made to our fleet;
•	timing on the expected delivery to and startup of an additional, new
•	build rig in Kuwait; and
•	the timing on the delivery of the remaining new build rigs under our 2015 new build program and to which customer markets they are to be delivered to.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:
•	that the significant decline in oil prices will continue to pressure customers into reducing or limiting their drilling budgets;
•	our currently anticipated activity levels for 2015;
•	the status of current negotiations with our customers and vendors;
•	continued demand for Tier 1 rigs;
•	our ability to deliver rigs to customers on a timely basis; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:
•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services and its impact on customer spending;
•	the risks associated with our investments in capital assets and changing technology;
•	shortages, delays and interruptions in the delivery of equipment, supplies and other key inputs;
•	the effects of seasonal and weather conditions on operations and facilities;
•	the availability of qualified personnel and management;

•	the existence of competitive operating risks inherent in our businesses;
•	changes in environmental and safety rules or regulations including increased regulatory burden on horizontal drilling and hydraulic fracturing;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive.  Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2014, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov.  The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a results of new information, future events or otherwise, unless so requires by applicable securities laws.